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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                              WASHINGTON, DC 20549                 0-11532
                                  FORM 12B-25
                                                                 CUSIP Number


                          NOTIFICATION OF LATE FILING

     (Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-QSB / / Form N-SAR

For Period Ended:  March 31, 1996
                  --------------------------------------------------------------
/  / Transition Report on Form 10-K         /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  INLAND CASINO CORPORATION
                        --------------------------------------------------------

Former name if applicable TWIN CREEK EXPLORATION CO., INC.
                          ------------------------------------------------------

Address of principal executive office (Street and number)

4225 Executive Square, Suite 1650
- --------------------------------------------------------------------------------
City, State and Zip Code  La Jolla, California 92037
                         -------------------------------------------------------

                       PART II.  RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

     |   (a) The reasons described in reasonable detail in Part III of this form
     |   could not be eliminated without reasonable effort or expense;
     |
     |   (b) The subject annual report, semi-annual report, transition report on
     |   Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/  |   filed on or before the fifteenth calendar day following the prescribed
     |   due date; or the subject quarterly report or transition report on Form
     |   10-Q, or portion thereof will be filed on or before the fifth calendar
     |   day following the prescribed due date; and
     |
     |   (c) The accountant's statement or other exhibit required by Rule
     |   12b-25(c) has been attached if applicable.



                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        The accounting personnel for the Registrant have been actively involved in the preparation of several major proposals on behalf of the Registrant and the negotiation of a consulting agreement with the Registrant's primary client. Because these activities occurred very close in time to the due date for the filing of the Form 10-QSB for the quarter ended March 31, 1996, and because of the significant administrative burdens imposed on the Registrant's accounting personnel in connection with such activities, the Registrant requires additional time to prepare the Form 10-QSB.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     John F. Della Grotta                   (714)          553-7532
- --------------------------------------------------------------------------------
          (Name)                          (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Registrant currently provides services to the Barona Group of Capitan Grande Band of Mission Indians (the "Barona Tribe") in connection with the Barona Tribe's operation of a gaming facility (the "Barona Casino"). Revenue and net income decreased from $3,492,011 and $822,470 ($0.07 per share), respectively, for the three months ended March 31, 1995, to $3,324,574 and $691,179 ($0.06 per share), respectively, for the three months ended March 31, 1996, as a result of lower profit margins at the Barona Casino. The Registrant's revenue is solely from fees earned under its agreements with the Barona Tribe, and the fees are calculated in part based on the profit margins of the Barona Casino. When profit margins at the Barona Casino are lower, the Registrant's fee income is reduced.

        Revenue and net income decreased from $10,337,886 and $3,050,460 ($0.25 per share), respectively, for the nine months ended March 31, 1995, to $7,665,790 and $478,479 ($0.04 per share), respectively, for the nine months ended March 31, 1996, because of reduced profit margins at the Barona Casino, resulting primarily from increases in payroll, marketing and administrative costs. The increase in payroll and administrative costs at the Barona Casino was the result of management's decision to increase staff levels to provide additional administrative support and improved service to customers, and increases in marketing costs resulted from the implementation of new promotions and advertising programs.

                        INLAND CASINO CORPORATION
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date          5/15/96                      By: /s/ DUANE EBERLEIN
     -----------------------------         -------------------------------------
                                           Duane Eberlein

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).




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